UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 6)*

                    Under the Securities Exchange Act of 1934


                            Meadow Valley Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    583185103
                                 --------------
                                 (CUSIP Number)

                                 Steven D. Hill
                              4005 Industrial Road
                             Las Vegas, Nevada 89103
                             Telephone 702-893-6557
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 12, 2001
              -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Steven D. Hill

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /x /
(3)     SEC Use Only

(4)     Source of Funds

                OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                United States of America

                         (7)     Sole Voting Power
         Number of                   0
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                512,300

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     0
           With
                         (10)    Shared Dispositive Power
                                  512,300

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  512,3001

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                14.4%2

(14)    Type of Reporting Person

                IN


--------
(1) Includes 512,200 shares held of record by SSMC. Mr. Hill disclaims any beneficial ownership of such shares.
(2) These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of October 31, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001.

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Silver State Materials Corp.

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /x /
(3)     SEC Use Only

(4)     Source of Funds

                OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   0
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                512,300

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     0
           With
                         (10)    Shared Dispositive Power
                                  512,300

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  512,300

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                14.4%1

(14)    Type of Reporting Person

                CO

---------
(1) These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of October 31, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001.

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Cyrus W. Spurlino

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /x /
(3)     SEC Use Only

(4)     Source of Funds

                PF

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                United States of America

                         (7)     Sole Voting Power
         Number of                  47,800
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                  512,300

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                    47,800
           With
                         (10)    Shared Dispositive Power
                                    512,300

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  560,1001

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                15.7%2

(14)    Type of Reporting Person

                IN

-----------
(1) Includes (a) 47,800 shares held of record by Mr. Spurlino  individually  and
(b) 512,300 shares held of record by SSMC, of which Mr. Spurlino serves as Chairman and Treasurer. Mr. Spurlino disclaims any beneficial ownership of the 512,300 shares of the Issuer held of record by SSMC.
(2) These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of October 31, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001.

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Meadow Valley Corporation (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 4411 South 40th St., Suite D-11 Phoenix, Arizona 85040.


Item 2.  Identity and Background.

         This statement is filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Steve D. Hill,an individual ("Hill"), Silver State Materials Corp., a Nevada corporation ("SSMC") and Cyrus W. Spurlino, an individual("Spurlino"). Hill, SSMC and Spurlino are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this Amendment No. 6 to Schedule 13D (this "Amendment")to amend the Schedule 13D of SSMC and Mr. Spurlino as filed with the Securities and Exchange Commission on September 21, 2000 and as amended on December 8, 2000 ("Amendment No. 1"), on December 15, 2000 ("Amendment No. 2"), February 6, 2001 ("Amendment No. 3") November 15, 2001 ("Amendment No. 4"), and November 20, 2001 ("Amendment No. 5") (together the "Schedule 13D"). This Amendment No. 6 is filed for the purpose of amending Item 4 to reflect a change in circumstances.

         (a) - (e) Except as noted above, as reported on the Schedule 13D

Item 3.  Source and Amount of Funds or Other Consideration.

         As originally reported on the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is amended and restated to read in its entirety as follows:

         On December 12, 2001, the Reporting Persons met privately with representatives of the Issuer to discuss confidential matters concerning the Issuer had a confidential meeting (the "Meeting") with the Issuer. In light of certain confidential information received by the Reporting Persons from the Issuer at the Meeting relating to the Issuer's business, the Reporting Persons are re-evaluating their ownership of securities of the Issuer and are evaluating potential proposals which may, if developed into plans, result in one or more of the following: (a) an acquisition or disposition by the Reporting Persons or other persons of a material amount of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (c) a sale or transfer of a material amount of the assets of the Issuer; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the Issuer's business or corporate structure; or (f) changes in the Issuer's bylaws or charter. In addition, the Reporting Persons reserve the right to consider in the future any and all other actions or events, and to develop any and all other plans or proposals, which may relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         As reported on the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable


Item 7.  Material to be Filed as Exhibits.

         None.







                  [Remainder of page left intentionally blank]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED, December 14, 2001


                                                  STEVEN D. HILL,
                                                  An Individual



                                                  By: /s/ Steven D. Hill
                                                  __________________________
                                                      Steven D. Hill




                                                  SILVER STATE MATERIALS CORP.


                                                  By: /s/ Steven D. Hill
                                                  __________________________
                                                      Steven D. Hill,

                                                      Its President.




                                                  CYRUS W. SPURLINO
                                                  An individual



                                                  By: /s/ Steven D. Hill
                                                  ___________________________
                                                      Steven D. Hill,
                                                      Attorney-in-Fact for
                                                      Cyrus W. Spurlino, an
                                                      individual(1)



(1) On December 21, 2000, Cyrus W. Spurlino executed a power of attorney in favor of Steven D. Hill.